Clichy, Thursday, August 31st 2006 – 8.45 a.m.

L'ORÉAL

STRONG INCREASE IN 1st HALF RESULTS

NET PROFIT +21.9%

STRENGTHENED CONFIDENCE IN FULL-YEAR EARNINGS

- UPTURN IN SALES GROWTH (8.7%)
- SUBSTANTIAL IMPROVEMENT IN GROSS PROFIT
- EACH DIVISION CONTRIBUTES TO STRONG OPERATING PROFIT GROWTH (19.6%)
- LARGE INCREASE IN EPS (25.2%)

Commenting on the results, Mr Jean-Paul Agon, Chief Executive Officer of the L'Oréal group, said: *"Over the first half of 2006 there has been a clear upturn in sales growth, thanks to the return to growth in Western Europe and the strong advances still being made in the new markets, particularly in Latin America and Eastern Europe. The efforts made in cost control, in enhancing the value of our products and the favourable impact of currency fluctuations have resulted in a large increase in the gross profit and operating profit of each of the Divisions, thus contributing to a large increase in net profit.*
Although once again it is important to emphasise that the significance of half-year figures is limited, the quality of these results and the prospect of sustained growth in the second half mean that we are very confident of achieving another year of double-digit earnings per share growth in 2006."

Key indicators

€m	At June 30th 2005	At June 30th 2006	Growth
Sales	**7,164**	**7,785**	**+8.7%**
Operating profit before foreign exchange gains and losses	**1,123**	**1,377**	**+22.6%**
Operating profit (EBIT) (1)	**1,115**	**1,333**	**+19.6%**
Pre-tax profit	**1,257**	**1,505**	**+19.8%**
Net profit after minority interests	**892**	**1,087**	**+21.9%**
Net profit excluding non-recurrent items(2)	**892**	**1,086**	**+21.8%**
Net earnings per share(3) (in euros)	**1.40**	**1.76**	**+25.2%**

(1) EBIT: Profit before interest, tax and other income and expenses.
(2) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.
(3) Net earnings per share: diluted net earnings per share based on net profit excluding non-recurrent items after minority interests.

First half sales

Cosmetics sales growth by operational division and geographic zone

	1st half 2006		
	€m	Growth	
		Like-for-like	Reported
By operational division			
Professional Products	1,070	+2.7%	+4.7%
Consumer Products	4,077	+5.8%	+8.2%
Luxury Products	1,786	+6.1%	+9.4%
Active Cosmetics	653	+11.6%	+16.6%
Cosmetics total	**7,633**	**+5.8%**	**+8.6%**
By geographic zone			
Western Europe	3,671	+3.7%	+3.9%
North America	1,965	+3.8%	+9.5%
Rest of the World, of which :	1,997	+12.0%	+17.5%
- Asia	740	+6.3%	+10.8%
- Latin America	481	+16.2%	+28.0%
- Eastern Europe	411	+21.9%	+26.7%
- Other Countries	365	+8.9%	+10.1%
Cosmetics total	**7,633**	**+5.8%**	**+8.6%**
Dermatology[1]	152	+7.9%	+11.6%
Group total	**7,786**	**+5.8%**	**+8.7%**

(1) Group share, i.e. 50%.

Sales trends by cosmetics division were as follows:

The **Professional Products Division** recorded a like-for-like growth rate of +2.7% and +4.7% based on reported figures, with positive scores in Western Europe and strong expansion in the Rest of the World. In the United States our brands achieved high sell-through ; inventory reduction in professional distribution to hair salons, which was substantial in the first quarter, returned to a more moderate level in the second quarter.
L'Oréal Professionnel benefited from the launches of the *Play Ball* and *Hair Mix* styling ranges, and of the haircare line *Série Expert Lumino Contrast* for hair with highlights. Kérastase very successfully relaunched its *Nutritive* range. Redken launched the haircare line *Blonde Glam* and a new hair colourant *Shimmer One*. Matrix launched a new range, *Matrix for Men.*

The **Consumer Products Division** achieved a like-for-like growth rate of +5.8% and +8.2% based on reported figures. Western Europe confirmed its good start to the year.
North America remained dynamic despite inventory reductions by some major customers, and the growth rate in the Rest of the World was double-digit. L'Oréal Paris made progress thanks to the success of *Elsève* haircare products, *Revitalift* and *Combleur Collagène* facial skincare lines, and the bodycare lines *Nutribronze* and *Solar Expertise.*
Garnier recorded double-digit growth as it continued the global roll-out of its three flagship products: *Fructis, Nutrisse* and *Garnier Skin Naturals.*
Maybelline, boosted by the launch of *Lash Stylist* mascara and *Superstay* lipstick, made great strides forward in the United States.

The sales of the **Luxury Products Division** at the end of June grew by +6.1% like-for-like, and by +9.4% based on reported figures.
The strong growth seen in Western Europe confirms the rebound which began at the end of 2005.

The fragrance business is proving particularly dynamic. It is being driven by the success of the new fragrance *Armani Code Women* by Giorgio Armani, now one of the top 10 best selling perfumes in Europe, the encouraging start made by *Amor pour Homme* by Cacharel, and confirmation of the success of *Hypnôse* by Lancôme and *Polo Black* by Ralph Lauren.
The Division's performance has also been bolstered by skincare products, with the success of new launches such as Lancôme's *Bienfait Multivital* and *Blanc Expert XW* (specific to the Asian market), Biotherm's *Biofirm Lift*, and Helena Rubinstein's *Life Pearl Cellular*.

Active Cosmetics is continuing to achieve strong like-for-like growth at +11.6% and +16.6% based on reported figures. This growth across all zones reflects the launches made at the start of the year, such as *LiftActiv Pro Nuit* anti-wrinkle firmness skincare and *Normaderm Nuit* skincare from Vichy, *Redermic* anti-wrinkle skincare and *Tolériane Teint* from La Roche Posay, and the good start made by the sun protection products of both brands. Innéov sales are also growing strongly thanks to the new *Innéov Solaire*, the first sun preparation product to include Skin Probiotic.

Upturn in Western Europe confirmed

Professional Products achieved growth in all product categories in Western Europe, and sales trends for its American brands Redken and Matrix were extremely buoyant.

Consumer Products recorded a good first half, with growth in major countries such as Germany and France, driven by the success of *Elsève* in shampoo and haircare, whose growth rate was considerably higher than the market. Facial skincare products from Garnier and L'Oréal Paris also proved outstandingly successful.

The Luxury Products Division achieved strong growth thanks to the success of its perfumes, particularly during special "Mother's Day" promotional periods, and thanks to the success of *High Resolution* from Lancôme, particularly in France, Germany and Italy.

The favourable trend in Active Cosmetics sales is continuing, with a particularly good performance from La Roche Posay.

Good sell-through in United States

In **North America**, like-for-like sales growth amounted to +3.8%, with sales clearly gathering pace in the second quarter, despite some inventory reduction in most of the distribution channels.

The Consumer Products Division achieved high sales growth, reflecting the success of the *HIP* make-up line and *Natural Match* hair colourants from L'Oréal Paris, and also the continuing breakthrough of *Fructis* by Garnier, with the launches of *Body and Volume* shampoos and conditioners and *Pure Fixe Styling*. Maybelline won market share by capitalising on the success of *Superstay* lipstick, *Lash Stylist* mascara and the new *Pure* foundation.

The Professional Products Division enjoyed some major successes, with the launches of the new styling sprays and the *Shimmer One* hair colourant line by Redken, and of *Matrix for Men* haircare products. Kérastase is continuing to achieve very rapid sales growth in the high-end segment.

Growth in the Luxury Products Division was bolstered by the performance of Lancôme, in skincare, with its successful *Collaser* and *High Resolution* lines, and in perfumes, with *Hypnôse*. The launches of the women's fragrances *Ralph Hot* by Ralph Lauren and *Armani Code Women* were greeted with immediate success.
The Active Cosmetics roll-out is continuing with the launch of Vichy in the north-east of the United States.

High growth in new markets

Growth in the Rest of the World amounted to +12.0% like-for-like and +17.5% based on reported figures.
Like-for-like sales growth in the **Asia zone** was +6.3%, driven by rapid expansion in China and Indonesia, despite a more contrasting situation in Japan.
Professional Products sales growth was double-digit, thanks to the excellent performance of hair colourants and the Kérastase brand.
The growth in sales of Consumer Products outstripped the expansion of the market, and was boosted by the success of the L'Oréal Paris brand in China and all the ASEAN countries, thanks in particular to *Revitalift* and *UV Expert* skincare products, and in China the launch of *Garnier Skin Natural* which will be more extensively distributed in the second half of the year.
Luxury Products sales are growing strongly in China thanks in part to the contributions of Biotherm and *Blanc Expert* from Lancôme. The Division continues to face a more competitive market in Japan.

The successful launch of *Lift Activ Pro* by Vichy is bolstering the growth of the Active Cosmetics department in this zone.

Sales growth in the **Latin America zone** increased strongly by +16.2 % like-for-like, supported by good performances in major countries such as Brazil and Mexico, together with Argentina and Chile.
Professional Products is achieving rapid growth with the success of *Hi-Richesse* from L'Oréal Professionnel and the expansion of Matrix in Brazil and Chile.
There was a good first-half performance in Consumer Products, reflecting the remarkable success of *Elsève NutriGloss*, and the launches of *Combleur Collagène* skincare in the *DermoExpertise* range and of *XXL* mascara by Maybelline.
Sales of Luxury Products increased sharply, boosted by the success of *Hypnôse* from Lancôme, *LinePeel* and *Biofirm Lift* skincare from Biotherm Homme and the enthusiastic reception given to *Polo Black* by Ralph Lauren.
Active Cosmetics is continuing its rapid expansion, thanks in particular to the proven success of *Lift Activ Pro* by Vichy and *Redermic* anti-wrinkle skincare from La Roche Posay.

Sales in **Eastern Europe** grew by +22%, with rapid expansion in all divisions. This figure reflects the success of the main initiatives taken in the different markets: *Glam Shine Crystal* lipstick in L'Oréal make-up, the new *Nutri-Céramide* line from *Elsève*, *Body Summer* skincare from Garnier, and the Maybelline *Pure Make-up* range for younger consumers.
Luxury Products benefited from the excellent reception given to *Armani Code Women* perfume, which is ranked number one in all its markets.
The continuing advances made in hair salons by Matrix, and the success of the *Normaderm* range at Active Cosmetics are also worth noting.

In the **Other Countries**, like-for-like growth was +8.9%, as sales accelerated in the second quarter. Growth is very strong in the Middle East, but above all in India where very rapid sales growth has been underpinned by the Garnier brand in hair colourants with *Color Naturals* and in skincare with *Garnier Light*, and by the L'Oréal Paris brand in skincare and make-up with *Volume Shocking.*

Consolidated profit and loss account

€m	At June 30th 2005	As % of sales	At June 30th 2006	As % of sales	
Sales	**7,164**		**7,786**		⇨ **+8.7%**
Cost of sales	2,163	30.2%	2,219	28.5%	
Gross profit	**5,001**	**69.8%**	**5,567**	**71.5%**	
Research & development expenses	241	3.4%	254	3.3%	
Advertising & promotion expenses	2,183	30.5%	2,361	30.3%	
Selling, general & administrative expenses	1,455	20.3%	1,575	20.2%	
Operating profit before foreign exchange gains and losses	**1,123**	**15.7%**	**1,377**	**17.7%**	⇨ **+22.6%**
Foreign exchange gains and losses	- 8	- 0.1%	- 43	- 0.6%	
Operating profit (EBIT) [(1)]	**1,115**	**15.6%**	**1,333**	**17.1%**	⇨ **+19.6%**

(1) EBIT: Profit before interest, tax and other income and expenses.

Strong growth in operating profitability

With sales growing by +8.7% and the cost of sales by +2.6%, gross profit has increased considerably from 69.8% to 71.5% of sales. This increase of course reflects the tight rein kept on production costs and the improvement in price mix, and the positive exchange rate impact.

Research and development expenses increased by +5.4% to €254m, representing 3.3% of sales.

Advertising and promotion expenses grew by +8.2% to €2,361m, or 30.3% of sales, compared with figures of 30.5% of sales in the first half of 2005 and 30.1% for the full-year 2005.

Selling, general and administrative expenses amounted to €1,575m, representing 20.2% of sales, an improvement compared with the figures of 20.3% of sales in the first half of 2005 and 20.7% for the full-year 2005.

Operating profit, before foreign exchange gains and losses, amounted to €1,377m in the first half-year, or 17.7% of sales, representing an increase of +22.6% compared with the first half of 2005.

Fluctuations in the main currencies against the euro, and currency hedges, resulted in a foreign exchange loss of €43m for the first half of 2006. Following the transition to IFRS, this item now covers not only exchange rate gains and losses but also the cost of hedges.

Operating profit after foreign exchange gains and losses (EBIT) [1] amounted to €1,333m, or 17.1% of sales, a sharp increase (+19.6%) compared with the first half of 2005, when it stood at 15.6% of sales.

Operating profit by branch and division

There were clear increases in the profitability of each of the four cosmetics divisions in the first half of 2006.

In millions of euros	At June 30th 2005	At June 30th 2006
By operational division		
Professional Products	194.9	224.0
Consumer Products	668.7	799.8
Luxury Products	279.2	327.3
Active Cosmetics	138.5	178.7
Other cosmetics	0,4	1.0
Cosmetics divisions total	**1,281.7**	**1,530.8**
Non-allocated*	-181.3	-214.2
Cosmetics branch	**1,100.4**	**1,316.6**
Dermatology branch	**14.2**	**16.8**
Group	**1,114.6**	**1,333.4**

** The group's central expenses, fundamental research expenses, stock option expenses and miscellaneous items.*

Net profit

Finance costs in the first half-year totalled €46m, an increase compared with 2005, reflecting in particular the higher interest rates in the United States and Europe, and the continuing share buyback programme.
Dividends received from Sanofi-Aventis for 2005 amounted to €217m.
Profit before tax grew strongly to €1,505m (+19.8%) compared with the same period in 2005.
The net profit excluding non-recurrent items and after minority interests amounted to €1,086m, reflecting an increase of +21.8% compared with June 30th 2005.
With the accretive effect of the share buyback programme, the group's net earnings per share amounted to €1.76, representing growth of +25.2% compared with the first half of 2005.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL (**switchboard**: +33.1.47.56.70.00)

Individual shareholders
and market authorities
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☎ :+33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and
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☎ : +33.1.47.56.86.82
Fax : +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
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